UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                   MIVA, INC.
                                   ----------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    55311R108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 55311R108                                            Page 2 of 6 Pages




1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

             ERIC SEMLER

2   Check the Appropriate Box If a Member of a Group (See Instructions)

                                           a. [  ]
                                           b. [X]

3   SEC Use Only

4   Citizenship or Place of Organization

             UNITED STATES

                    5             Sole Voting Power
Number of                               1,060,609
 Shares
Beneficially        6             Shared Voting Power
 Owned By                               0
  Each
Reporting           7             Sole Dispositive Power
 Person                                 1,060,609
  With
                    8             Shared Dispositive Power
                                        0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,060,609

10  Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

                          [   ]

11  Percent of Class Represented By Amount in Row (9)

                          3.4%

12  Type of Reporting Person (See Instructions)

                          HC

                                  SCHEDULE 13G


CUSIP No. 55311R108                                            Page 3 of 6 Pages



Item 1(a)  Name of Issuer:

           MIVA, Inc. (the "Issuer")

Item 1(b)  Address of the Issuer's Principal Executive Offices:

           5220 Summerlin Commons Boulevard, Suite 500, Fort Myers,
           Florida  33907

Item 2(a)  Name of Person Filing:

           The Statement is filed on behalf of Eric Semler ("Mr. Semler") (the "Reporting Person").

           This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital Investments, LP, a Cayman Islands exempted limited partnership ("TCS Capital Investments"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

           TCS Capital GP, LLC, a Delaware limited liability company ("TCS Capital GP"), is the general partner of each of TCS Capital Investments, TCS Capital and TCS Capital II. In his capacity as the managing member of TCS Capital GP, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital Investments, TCS Capital and TCS Capital II.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)  Citizenship:

           Mr. Semler is a citizen of the United States.

Item 2(d)  Title of Class of Securities:

           Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)  CUSIP Number:

           55311R108

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           This Item 3 is not applicable.

                                  SCHEDULE 13G


CUSIP No. 55311R108                                            Page 4 of 6 Pages


Item 4.    Ownership:

Item 4(a)  Amount Beneficially Owned:

           As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 1,060,609 Shares. This number consists of (A) 654,416 Shares held for the account of TCS Capital Investments, (B) 58,166 Shares held for the account of TCS Capital, and (C) 348,027 Shares held for the account of TCS Capital II.

Item 4(b)  Percent of Class:

           The number of Shares Mr. Semler may be deemed to beneficially own constitutes approximately 3.4% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 30,942,623 as of October 31, 2005.)

Item 4(c)  Number of shares as to which such person has:

      Mr. Semler
     (i)   Sole power to vote or direct the vote                       1,060,609
     (ii)  Shared power to vote or to direct the vote                          0
     (iii) Sole power to dispose or to direct the disposition of       1,060,609
     (iv)  Shared power to dispose or to direct the disposition of             0

Item 5.    Ownership of Five Percent or Less of a Class:

           If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

           This Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

                                  SCHEDULE 13G


CUSIP No. 55311R108                                            Page 5 of 6 Pages


Item 10.   Certification:

           By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G


CUSIP No. 55311R108                                            Page 6 of 6 Pages



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  January 17, 2006                  ERIC SEMLER


                                         By: /s/ Eric Semler
                                         ---------------------------------------